Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 2 DATED DECEMBER 7, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated September 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
B15	Atlanta, GA	Single-family home	12/1/17	$320,831
K68	Atlanta, GA	Single-family home	12/1/17	$272,103
W65	Atlanta, GA	Single-family home	12/1/17	$268,501

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – B15 - Controlled Subsidiary

On December 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – B15 - Controlled Subsidiary”), for an initial purchase price of $320,831 which is the initial stated value of our equity interest in the Fundrise eFUND –B15 - Controlled Subsidiary (the “B15 Investment”). The Fundrise eFUND – B15 - Controlled Subsidiary used the proceeds to acquire an existing six-bedroom, three bathroom, 1,723 square foot home located in the Cabbagetown neighborhood of Atlanta, GA (the “B15 Property”). The closing of both the B15 Investment and the B15 Property occurred concurrently.

The B15 Investment was funded with $320,831 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - B15 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the B15 Investment (the “B15 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - B15 - Controlled Subsidiary, including the B15 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the B15 Investment, paid directly by the Fundrise eFUND - B15 - Controlled Subsidiary.

In addition to the initial investment amount of $320,831, we anticipate additional costs of approximately $165,441 for the planned renovation intended to make the B15 Property competitive with for sale homes in the immediate submarket. Following the renovation, we anticipate selling the property for approximately $550,000. The property is currently vacant and there can be no assurance that the anticipated completion cost or sales price will be achieved.

The B15 Investment is anticipated to be held for 12 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The B15 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Cabbagetown neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Cabbagetown submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – K68 - Controlled Subsidiary

On December 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – K68 - Controlled Subsidiary”), for an initial purchase price of $272,103 which is the initial stated value of our equity interest in the Fundrise eFUND –K68 - Controlled Subsidiary (the “K68 Investment”). The Fundrise eFUND – K68 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, two bathroom, 1,769 square foot home located in the Cabbagetown neighborhood of Atlanta, GA (the “K68 Property”). The closing of both the K68 Investment and the K68 Property occurred concurrently.

The K68 Investment was funded with $272,103 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - K68 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the K68 Investment (the “K68 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - K68 - Controlled Subsidiary, including the K68 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the K68 Investment, paid directly by the Fundrise eFUND - K68 - Controlled Subsidiary.

In addition to the initial investment amount of $272,103, we anticipate additional costs of approximately $188,058 for the planned renovation intended to make the K68 Property competitive with for sale homes in the immediate submarket. Following the renovation, we anticipate selling the property for approximately $550,000. The property is currently vacant and there can be no assurance that the anticipated completion cost or sales price will be achieved.

The K68 Investment is anticipated to be held for 12 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The K68 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Cabbagetown neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Cabbagetown submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – W65 - Controlled Subsidiary

On December 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – W65 - Controlled Subsidiary”), for an initial purchase price of $268,501 which is the initial stated value of our equity interest in the Fundrise eFUND –W65 - Controlled Subsidiary (the “W65 Investment”). The Fundrise eFUND – W65 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two bathroom, 1,524 square foot home located in the Cabbagetown neighborhood of Atlanta, GA (the “W65 Property”). The closing of both the W65 Investment and the W65 Property occurred concurrently.

The W65 Investment was funded with $268,501 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - W65 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W65 Investment (the “W65 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - W65 - Controlled Subsidiary, including the W65 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the W65 Investment, paid directly by the Fundrise eFUND - W65 - Controlled Subsidiary.

In addition to the initial investment amount of $268,501, we anticipate additional costs of approximately $195,370 for the planned renovation intended to make the W65 Property competitive with for sale homes in the immediate submarket. Following the renovation, we anticipate selling the property for approximately $550,000. The property is currently vacant and there can be no assurance that the anticipated completion cost or sales price will be achieved.

The W65 Investment is anticipated to be held for 12 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The W65 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Cabbagetown neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Cabbagetown submarket a desirable investment location.